Mail Stop 6010

November 3, 2008

Mr. Raymond N. Calvert
Vice President, Finance, Chief Financial Officer and Secretary
Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington 98121

> **Re:** **Northstar Neuroscience, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-34078**

Dear Mr. Calvert:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief